October 4, 2013

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-33326

Dear Ms. Ciboroski:

This letter is submitted by People’s United Financial, Inc. (the “Company”) in response to the letter dated September 24, 2013 from the Staff of the Securities and Exchange Commission (the “Staff”, “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filing. Your specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 27

Asset Impairment Judgments – Goodwill and Other Intangible Assets, page 31

1.	We note that you elected to perform a qualitative assessment in your evaluation of goodwill impairment and concluded that performance of the two-step test was not required. Please provide us with additional insight into the positive and negative qualitative factors that you considered in concluding that this qualitative analysis was sufficient for each of your reporting units with specific attention to your Wealth Management reporting unit given the continued net losses generated by the business in recent periods. Please also tell us the date that you last performed Step 1 of the goodwill impairment test for your Wealth Management reporting unit and its fair value as a percentage of carrying value as of that date.

The Company performs its goodwill impairment test in accordance with ASC 350-20-35 as of October 1st of each year. For purposes of its 2012 impairment test, the Company conducted a qualitative assessment that considered a variety of entity- and reporting unit-specific events and circumstances that occurred subsequent to the Company’s October 1, 2011 annual impairment test (which was based on a quantitative assessment), as well as other relevant factors, in order to determine their effect, if any, on the fair value of the respective reporting units. The table below summarizes the principal factors considered by management in the 2012 qualitative assessment.

National / Regional Economic Conditions
General economic trends, including consideration of various key economic indicators such as GDP, housing starts, unemployment rates, etc.; analysis considered both national and regional trends
Industry & Market Conditions
Interest rate environment, including trends in key benchmark interest rates
Entity-Specific Events & Circumstances
The Company’s ability to continue to carry out its share repurchase program and increase its annual dividend despite heightened industry concerns with respect to bank solvency
Changes in PBCT stock price, including such changes in price in relation to tangible book value
Capital ratios in relation to regulatory requirements for classification as “well capitalized”
Market capitalization (excluding an implied control premium) in relation to the carrying amount of the reporting units
Capital markets activities, including the successful completion of a senior notes offering at favorable pricing
3-year Total Shareholder Return relative to peers
Business development activities in 2012, including the acquisition of 57 branches and the opening of a flagship Park Avenue branch, both of which accommodate greater expansion into the New York City Metropolitan Statistical Area (MSA)

Financial Performance / Reporting Unit-Specific Events & Circumstances
Improved profitability since the October 1, 2011 goodwill impairment test, including consideration that 2012 performance was in-line with budgeted amounts which, in turn, were a key element underlying the 2011 impairment assessment
Improvement in key operating metrics, including ROA, ROE and the efficiency ratio
Key assumptions underlying the 2013 budget reflect prospects for further growth
Loan growth, particularly in key under-represented asset classes (asset-based lending, mortgage warehouse lending, NY commercial real estate)
Deposit growth accompanied by favorable shifts in both rate and mix
Fee income growth driven by the implementation of various cross-selling initiatives
Expense control despite increased costs associated with regulatory compliance
Portfolio credit performance, including trends within key credit quality metrics such as NPLs, NPAs, and net charge-offs
Insurance activities, including improvements in both pipeline and pricing
Trust activities, including assets under management growth opportunities as a result of franchise expansion
Brokerage activities
Carve-out of a competitor’s private banking team to accommodate greater expansion into the Boston MSA

Given the inter-reliance of each reporting unit’s business activities on those of the other reporting units as a means of generating customer activity and deepening customer relationships, all of the above considerations were deemed applicable to each reporting unit. That being said, management acknowledges that certain considerations, such as loan and deposit growth and portfolio credit performance, have a more direct and significant effect on the Commercial Banking and Retail & Business Banking reporting units. Conversely, certain other considerations, such as insurance, trust and brokerage activities, are more directly attributable to the Wealth Management reporting unit. Appropriate consideration was given to the corresponding level of attribution among the reporting units. Further, the evaluation of these factors in order to assess their impact on the fair value of each reporting unit included (i) identification of the relevant drivers of fair value (i.e. revenue, net interest margin, EBITDA, projected growth rates), (ii) the relative impact of each driver on the qualitative assessment (i.e. high, medium, low), (iii) the nature of the impact of each driver (i.e. positive, negative, neutral) and (iv) the nature of the evidence supporting each driver (i.e. subjective or objective).

Based on these considerations, management concluded that the events and circumstances that occurred subsequent to October 1, 2011 and identified as having had a “positive” impact had a greater impact on each reporting unit’s fair value than those identified as having had a “negative” impact. This conclusion was based on management’s assessment that those factors identified as being “positive”, most of which were deemed to be of medium impact and/or could be objectively measured (including the results of the 2011 quantitative assessment), served to mitigate those factors identified as “negative”, most of which were deemed to be of low impact and/or were subjective in nature. It should be noted that the sole “negative” factor deemed to be of medium impact (and which was also capable of being objectively measured) was the historically low interest rate environment. Management appropriately considered the impact of this factor on each reporting unit’s fair value, and concluded that the low interest rate environment affected the entire banking industry (i.e. the factor was not reporting unit-specific) and that the same rate environment prevailed in 2011 at the time of the last quantitative assessment.

As a result, management concluded that based on the results of the qualitative assessment, it was not more likely than not that the fair value of any of the Company’s reporting units was less than its respective carrying value as of October 1, 2012. Therefore, no further analysis (i.e. a two-step quantitative assessment) was required. It is important to note that management also considered the fact that each reporting unit had an excess of fair value over carrying value as of October 1, 2011 (the date of the last quantitative assessment).

The Company’s October 1, 2011 quantitative assessment was performed with the assistance of a third party valuation specialist and included a comparison of the estimated fair value of each reporting unit to its respective carrying value. The valuation methods used in performing that quantitative assessment included both the market and income approaches to estimate the fair value for each of the Company’s reporting units. Based on that analysis, the fair value of the Wealth Management reporting unit was 196% of its carrying value at October 1, 2011, representing an excess of fair value over carrying value of approximately $60 million.

The results of the Wealth Management quantitative assessment in October 2011 were deemed reasonable in light of management’s knowledge of the key drivers of that segment’s recent operating results (i.e. net losses), particularly in 2011 and 2010. More specifically, results for 2010 reflected lower revenues stemming from continued softness in the insurance market and uncertainty in the equity markets, both brought about by the recessionary economy. At the same time, expenses in both years, particularly in 2011, reflected increased costs associated with investments in system enhancements, staffing additions and product development initiatives. While such investments were undertaken with the objective of increasing revenue, the corresponding benefits had not yet been fully realized in the 2011 or 2010 operating results. It should be noted that the Wealth Management segment’s operating results for both 2012 and year-to-date 2013 (i.e. net profits) increasingly reflect the benefits of the prior year investments, as well as the positive effects of an improvement in the broader economy, and are consistent with projections prepared by management and included in the 2011 quantitative assessment.

Notes to the Consolidated Financial Statements

Note 22 - Segment Information – page F-86

2.	We note your disclosure that beginning in 2012, you aggregated your operating segments into two reportable segments. Please respond to the following:

•	Tell us in more detail the drivers behind the segment change. For example, tell us whether there were other internal organizational changes that drove the change in segments.

For the period from 2008 through 2011, the Company identified the following three operating segments, each of which was also identified as a reportable segment for purposes of the applicable disclosures included in the Company’s interim and annual financial statements:

1.	Commercial Banking;

2.	Retail & Business Banking; and

3.	Wealth Management.

During the period ended March 31, 2012, the Company made a change in its reportable segments due to the fact that the Wealth Management operating segment was no longer deemed to be significant, primarily as a result of the Company’s increased size which was due, in part, to multiple acquisitions completed since 2010 that had a minor impact on the Wealth Management segment. This conclusion as to significance was based on management’s consideration of the appropriate quantitative thresholds as set forth in ASC 280-10-50-12, and took into account the Wealth Management segment’s historical size (revenues, profit/loss, and assets) for the current and prior periods, as well as its expected size for the foreseeable future. Accordingly, on the basis of those quantitative measures when compared to the Company’s total operating segments, management determined that separate presentation of the Wealth Management segment was not required.

Further, recent changes in the Company’s executive management team (including a new CEO in 2010 and a new CFO in 2011) led to the adoption of a different approach to describing the Company and its operations in communications with third parties, including analysts, investors, and rating agencies. Specifically, current management concluded that the Company was more appropriately described as being comprised of two reportable segments – Commercial Banking and Retail & Business Banking. Management believes this description is a more accurate representation of how customers are identified, marketed and served by the Company. As such, management concluded that separate reporting of the Wealth Management segment would no longer provide useful information to the readers of the Company’s financial statements. Rather, the Wealth Management segment’s business activities simply represent a distinct set of products and services – within a broader suite of products and services – that are offered to the Company’s commercial customers (comprising the Commercial Banking segment) and retail customers (comprising the Retail & Business Banking segment).

The Company’s internal profitability reporting system continues to produce discrete financial information for each of the three aforementioned operating segments. In addition, management also continues to produce discrete financial information (and provide the applicable disclosures) for both a ‘treasury’ and an ‘other’ segment. As such, the nature of the items comprising each of the Company’s operating segments remains consistent with past practice. The Company’s internal profitability reports are distributed monthly and reviewed by the CEO, who functions as the Company’s chief operating decision maker, as well as by the Company’s executive management committee which regularly reviews operating results using this information. Management continues to believe this is the appropriate manner for it to internally monitor and evaluate the full suite of the Company’s product offerings. Accordingly, no changes to the Company’s identified operating segments were made at the time of the change in reportable segments. Similarly, no changes were made in the composition of the reporting units used for the purpose of the Company’s annual goodwill impairment assessment (i.e. Wealth Management continues to be a separate reporting unit for that purpose).

•	Explain how you determined that it was appropriate to carve out specific components of the Wealth Management segment and aggregate certain of those components into the Commercial Banking and Retail and Business Banking segments. In this regard, we note that ASC 280-10-50-11 permits the aggregation of two or more “operating segments” into a single reportable segment (provided certain criteria are met). It is therefore not clear to us how you can identify the Wealth Management business as an operating segment but report its components in different reportable segments (as opposed to aggregating the entire Wealth Management operating segment into one of your reportable segments).

The Wealth Management segment was first identified as both an operating segment and a reportable segment in 2008 following the Company’s acquisition of Chittenden Corporation which added significantly to the size of the Company’s Wealth Management business activities. At that time, while the Wealth Management segment did not meet the quantitative thresholds for disclosure as a separate reportable segment, management intended to grow the segment through both organic and strategic means. Accordingly, in consideration of the provisions of ASC 280-10-50-19, management believed that separate reporting of Wealth Management provided useful information to the readers of the financial statements. As indicated above, the Company’s current management team views the Wealth Management segment’s business activities as consisting of additional (ancillary) products and services offered to the Company’s commercial and retail customers in furtherance of its broader strategic objective of becoming a premier regional commercial bank.

Having determined that it was appropriate to no longer consider Wealth Management a separate reportable segment based on an assessment of both the quantitative thresholds and what would be most useful to readers of the Company’s financial statements, management next considered how to incorporate the Wealth Management operating segment into the Company’s required segment disclosures. Upon consideration of the provisions of ASC 280-10-50, management identified the following possible scenarios for the presentation of Wealth Management information:

•	Scenario A – allocation of the Wealth Management segment’s activities into one or both of the Company’s two remaining reportable segments (such that Wealth Management would continue to be reflected in “total reportable segments”); or

•	Scenario B – aggregation of the Wealth Management segment’s activities into the Company’s ‘other’ segment (such that Wealth Management would be excluded from “total reportable segments”).

As outlined below, management determined that Scenario A was the most appropriate presentation and that Wealth Management’s activities should be allocated to both of the remaining reportable segments.

Scenario A results in the combination of an operating segment that does not meet the quantitative thresholds (i.e. Wealth Management) with operating segments that do meet the quantitative thresholds (i.e. Commercial Banking and Retail & Business Banking). The combination also results in reportable segments that “share a majority of the aggregation criteria”. The threshold of sharing a majority of the aggregation criteria was deemed applicable in this case, as opposed to the “similar in each of the aggregation criteria” threshold that applies when aggregating two or more operating segments to form a single operating segment.

Accordingly, management considered the aggregation criteria set forth in ASC 280-10-50-11, each of which, along with management’s analysis and conclusion, is presented below:

(i)	aggregation is consistent with the objective and basic principles of ASC 280

Management’s analysis and conclusion: ASC 280 requires a “management approach” to reporting with the intent of assisting users of financial statements in (i) understanding an entity’s performance, (ii) assessing an entity’s prospects for future net cash flows and (iii) making more informed judgments about the entity as a whole. Management believes that the approach of presenting the Company according to two reportable segments is consistent with these objectives and principles, as it appropriately depicts the manner in which its customers are identified, marketed and served.

(ii)	the segments have similar economic characteristics

Management’s analysis and conclusion: Management assessed the similarity of economic characteristics by considering the underlying products and services. The products and services provided by the Wealth Management segment (i.e. brokerage, insurance and investment management) are fee-based in nature and, as such, are economically similar to the fee-based income producing activities conducted within the Commercial Banking and Retail & Business Banking segments. The income producing activities of the Commercial Banking and the Retail & Business Banking segments are generally transactional in nature and relate to revenues from sources such as: (i) bank service charges including, but not limited to, overdraft fees, interchange fees, ATM fees, safe deposit box fees, wire transfer fees, letter of credit fees, late fees, and prepayment fees; (ii) merchant services income; and (iii) payroll services income. More broadly, market and macro-economic conditions, including the interest rate environment and the competitive landscape, play a significant role in the level of business activity within all of the Company’s segments – whether insurance, brokerage and investment management activities within the Wealth Management segment, or loan origination and deposit-taking activities within the Commercial Banking and Retail & Business Banking segments.

(iii)	the segments are similar in each of the following areas:

a.	The nature of the products and services

Management’s analysis and conclusion: The Company’s suite of products and services represents traditional banking activities (e.g. loans, leases and deposit offerings) as well as other specialized financial services (e.g. insurance, brokerage and trust services) typically offered by mid-size and large commercial banks. All of the Company’s products and services are deemed to be “financial” in nature. As stated above, the products and services offered by the Wealth Management segment are fee-based in nature and, as such, are similar to the fee-based income producing activities conducted within the Commercial Banking and Retail & Business Banking segments.

b.	The nature of the production processes

Management’s analysis and conclusion: The products and services offered by the Company’s operating segments are not subject to traditional production processes. Rather, the Company’s financial products and services are generally only subject to the completion of requisite applications and other relevant documentation (e.g. account agreements) or, in the case of loans and leases, a formal underwriting process. As such, the products and services offered by the Wealth Management segment are generated, or “produced”, in the same manner as products and services offered by the Commercial Banking and Retail & Business Banking segments.

c.	The type or class of customer for their products and services

Management’s analysis and conclusion: The Company’s commercial product suite includes commercial real estate lending, commercial and industrial lending, equipment financing, commercial deposit gathering activities, cash management, correspondent banking, municipal banking, institutional trust services, corporate trust, insurance services and private banking. The Company targets middle-market commercial (i.e. corporate and municipal) enterprises as the primary type or class of customer for its commercial products and services.

The Company’s retail and business banking product suite includes small business lending, consumer and business banking deposit gathering activities, consumer lending (including residential mortgage and home equity lending), merchant services, brokerage, financial advisory services, investment management services and non-institutional trust services. The Company targets retail customers (i.e. individuals) and small businesses (primarily sole proprietorships) as the primary types or classes of customer for its retail and business banking products and services.

As such, the respective types or classes of customers targeted by the Commercial Banking and Retail & Business Banking segments are consistent with the types or classes of customers to whom Wealth Management products and services are offered.

d.	The methods used to distribute their products or provide their services

Management’s analysis and conclusion: The Company’s method of distribution for its full range of products and services is the same for all operating segments – a network of more than 400 branches, investment and brokerage offices, commercial banking offices, online banking and investment trading, a 24-hour telephone banking service, and a worldwide ATM network. As a result, the method of distribution for the Wealth Management segment’s products and services is similar to the method of distribution for the Commercial Banking and Retail & Business Banking segments’ products and services.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Management’s analysis and conclusion: All of the Company’s operating segments operate in a similar regulatory environment. Effective July 2011, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 transferred all supervisory functions, including ongoing supervision, examination and regulation, for savings and loan holding companies and their non-depository subsidiaries to the Board of Governors of the Federal Reserve System (the “Fed”). At the same time, supervisory responsibility for the Company’s primary operating subsidiary, People’s United Bank, was transferred to the Office of Comptroller of the Currency (the “OCC”).

The Fed and the OCC serve as the Company’s primary regulators and, therefore, maintain overarching supervisory authority over all of the Company’s operations, including the activities of the Wealth Management segment. In addition, there are other regulatory bodies, including the SEC, the Financial Industry Regulatory Authority, state securities regulators, state insurance regulators and the Consumer Financial Protection Bureau, that have been charged with the oversight of specific business activities of the Company. As such, the nature of the regulatory environment for the Wealth Management segment is consistent with the regulatory environment for the Commercial Banking and Retail & Business Banking segments.

Based on the results of this analysis, management determined that the Wealth Management segment does satisfy all of the aggregation criteria with the Commercial Banking and Retail & Business Banking segments, as applicable. On that basis, the Wealth Management segment was divided into its ‘commercial’ and ‘retail’ product offerings, or components, and aggregated with the applicable reportable segment. Management concluded that, based on the Company’s specific facts and circumstances, dividing Wealth Management on the basis of customers and products would provide the most meaningful information to users of the financial statements. Management’s approach to dividing Wealth Management into its components based on customers and products is set forth in our response to the Staff’s third bulleted comment below.

Management considered the alternative reporting approaches described above within both Scenario A (i.e. allocation of the Wealth Management segment’s activities into one of the Company’s two remaining reportable segments) and Scenario B (i.e. aggregation of the Wealth Management segment’s activities into the Company’s ‘other’ segment) and concluded that neither approach would be appropriate, as the products and services provided through the Wealth Management segment represent, in substance, extensions of the products and services offered through the Company’s two reportable segments. Therefore, management concluded that allocation of the Wealth Management segment into both of the Company’s two remaining reportable segments was the most appropriate presentation under the circumstances.

•	To the extent that you are able to support aggregation at the component level, please include an explanation of how the wealth management business components that were aggregated into the Commercial Banking and Retail and Business Banking segments have similar economic characteristics (considering the guidance in ASC 280-10-55 paragraphs 7A – 7C) and meet the aggregation criteria in ASC 280-10-50-11.

To ensure that allocation of the Wealth Management operating segment’s activities between the Commercial Banking and Retail & Business Banking reportable segments was appropriate, management reviewed a list of the 25 largest customers within each Wealth Management product offering to confirm the appropriate classification of each component as either ‘commercial’ or ‘retail’. As expected, management concluded that the Company’s insurance business was comprised, primarily, of property and casualty policies for commercial customers while its brokerage business was comprised, primarily, of personal accounts for retail customers. A further review of the Company’s trust business was performed in order to trace the underlying account activity to specific cost centers with the objective of distinguishing between corporate and institutional customers (consistent with customers in the Commercial Banking segment) and non-institutional customers (consistent with customers within the Retail & Business Banking segment).

In completing its analysis, management gave appropriate consideration to the various aggregation criteria set forth in ASC 280-10-50-11, the results of which have been provided in items (iii) a. – (iii) e. included within our response to the Staff’s second bulleted comment above, as well as the guidance in ASC 280-10-55 paragraphs 7A – 7C. In that regard, and as indicated in item (ii) included within our response to the Staff’s second bulleted comment above, the activities of the Wealth Management segment are fee-based and transactional in nature, similar to other fee-based income generating activities conducted within the Commercial Banking and Retail & Business Banking segments. Further, each of these business activities is impacted by similar economic factors (i.e. interest rates, consumer confidence, performance of the broader financial markets, etc.) and competitive dynamics (i.e. the emergence of internet banking, de-novo branch activity, mergers and acquisitions, etc.) as other non-fee-based activities conducted by the respective segments, namely loan origination and deposit-taking.

For example, in recent years, the prolonged low interest rate environment, increased competition within the financial services sector, broader market uncertainty and after-effects of the financial crisis have hampered growth within all product lines. However, an increase in interest rates, improved economic indicators, and the Company’s expanded geographic footprint and customer-centric approach, which includes the implementation of various cross-selling initiatives aimed at deepening customer relationships and improving market penetration, enable management to conclude that the business activities of each segment have essentially the same future prospects.

Perhaps more importantly, however, ASC 280-10-55-7C indicates:

“Aggregation should be consistent with the objective and basic principles of [ASC 280] – to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.”

As indicated in item (i) included within our response to the Staff’s second bulleted comment above, management believes that the approach of presenting the Company according to two reportable segments is consistent with these objectives and principles, as it appropriately depicts the manner in which its customers are identified, marketed and served.

Accordingly, management concluded that the Wealth Management segment’s activities with respect to insurance services, institutional trust services, corporate trust, and private banking should be aggregated within the Commercial Banking reportable segment. Similarly, management concluded that the Wealth Management segment’s activities with respect to brokerage, financial advisory services, investment management services and non-institutional trust services should be aggregated within the Retail & Business Banking reportable segment.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People’s United Financial, Inc.